Follow-Up Materials

06012454

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Lake Shore Gold Corp.

*CURRENT ADDRESS

PROCESSED

APR 12 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34769 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/12/06



Resource expansion drilling on the Timmins West Gold Property.



2005 Achievements

Share price more than doubled

Commenced trading on the on November 15, 2005

Resource expansion drilling confirms the mineralization extends an additional 450 metres

pre-feasibility study launched

optioned from Explorers Alliance Corporation

lease purchased from Black Hawk Mining Inc.

phase one drilling intersected gold-bearing horizontal veins

option to acquire 100% (lease) from the Canada Trust Company

2006 Plans

Exploration drilling will continue on the Property to expand the resource

pre-feasibility study will guide future plans

Resource expansion and grassroots exploration drilling to continue throughout the year

drilling to continue on these Ontario gold projects

will pursue the acquisition of new gold prospects through joint venture partnerships



Quartz tourmaline stockwork, Timmins West Gold Property.

To Our Shareholders

In 2005, your Company experienced significant growth in exploration activities and more than doubled shareholder value. We invested $10.4 million in 2005 on projects in Ontario and Québec as compared to $4.2 million in 2004. Over $9 million was invested in the Timmins area projects, which resulted in expanding the Timmins West Gold Property mineralization 450 metres beyond the 2004 resource estimate as well as growth to the asset base in the Timmins Gold Camp. Lake Shore acquired the past producing DeSantis Property, located 8 kilometres east of the Company's Timmins West Gold Property, and the Vogel and Schumacher properties, located on the Hoyle Pond Trend between the Hoyle Pond Mine (producer) and the Bell Creek Mine (past producer).

In anticipation of the continued excellent drilling results, the Company initiated a pre-feasibility study on the Timmins West Gold Property including an environmental study, metallurgical studies, mine design and cost analysis. This investment will help to guide the future plans for the Project.

In late 2005, the Company graduated to the Toronto Stock Exchange, and in February 2006, raised gross proceeds of $20 million by way of a bought deal financing at $2.05 per common share and $2.50 per flow through share. This financing is indicative of the Company's significant progress during the year as, by way of comparison, a very successful financing completed in March 2005 was for a gross amount of $8 million at a price of $0.80 per common share and $0.95 per flow through share.

The Company will be completing the sectional drilling down plunge at the Timmins West Gold Property that will lead to a new resource estimate and finalization of the pre-feasibility study. In addition, the Company plans to continue resource expansion drilling at the Vogel and Schumacher and DeSantis projects and further exploration programs on its other Timmins area properties. Management will continue to seek strategic acquisitions and joint ventures in the Timmins area and throughout the Shield of Ontario and Québec, utilizing the Abitibi GIS database.

Our objective for 2006 is to maximize the Company's asset value in the Timmins Camp while providing new opportunities for growth. Increased gold prices, an advanced property portfolio and a seasoned management team, together with a strong cash position, place your Company in an excellent position to realize our objective.

I wish to thank our shareholders for their continued support and acknowledge the significant contribution of our exploration team in achieving the Company's tremendous success in 2005.

Brian R. Booth
President & Chief Executive Officer
March 14, 2006



Defining a Resource
Lake Shore's Properties in the Timmins Gold Camp



VOGEL PROJECT
SCHUMACHER PROJECT
101
TIMMINS WEST GOLD PROJECT
THUNDER CREEK PROJECT
DeSANTIS PROJECT
PRICE PROJECT
MANITOBA
QUÉBEC
ONTARIO
MAP AREA
Ottawa
USA

Timmins West Property, Ontario

Located in One of the World's Richest Gold Camps



The Timmins West Gold Property is the Company's most advanced project. Located north of the ... Fault Zone, ... of the City of ...



Surface
Area of current resource expansion drilling
Outline of resource estimate 2004
Significant drill holes
0
100
200
METRES
level 200 m
600 m
1000
72
72a
63c
Trace of fold nose
63
63b
77b
74c
64
74b
74a
64b
64c
64d
65f
65e
65c
65b
65a
450 m down plunge of resource estimate
OPEN AT DEPTH
Veins 1, 2 & 3 are located behind and to the north of the Footwall and Ultramafic zones
5200 E
4800 E
4400 E

Composite longitudinal section, looking north

Timmins West Gold Property Deposit Model

Drill holes intersecting ultramafic and gold zones, looking east up plunge



Resource Expansion and Exploration Drilling

In January, we initiated a resource expansion drill program, and announced our intention to begin a pre-feasibility study (to be completed by mid 2006) including metallurgical studies, mine planning and design, a mine tailings study and environmental studies, and addressing permitting issues.

Four drills concentrated on completing sectional drilling at 50 metre centres, and a fifth drill was used to test exploration targets throughout the Property. In 2005, 59 holes were drilled for a total of 47,749 metres.

May 2005 drill results confirmed that the mineralization extends an additional 450 metres (down plunge) past the current National Instrument 43-101 ("NI 43-101") compliant indicated resource audit of September 2004 that reported 1,369,000 tonnes at 10.96 grams per tonne gold cut or 16.45 grams per tonne gold uncut for 724,000 contained uncut ounces of gold.

Mineralized Zones Remain Open at Depth

Subsequent drill results released in August further demonstrate the down plunge predictability of both the Ultramafic and Footwall mineralized zones. All mineralized zones remain open at depth.

Timmins West Gold Property Geology
Mineralized zones projected to surface



BRISTOL FAULT
Extent of current resource audit
MINERALIZED ZONES
THUNDER CREEK PROPERTY
Porphyry
Ultramafics
Sedimentary rocks
Volcanic rocks
0
250
500
METRES



MARHILL MINE
SCHUMACHER PROPERTY
2 million oz produced
@ 13.5 g/t gold
HOYLE POND
ROAD
BELL CREEK
MINE & MILL
OWL CREEK PIT
236,880 oz produced
@ 3.73 g/t gold
OWL CREEK
EAST MINE
VOGEL
PROPERTY
Initial tonnage (estimate)
642,000 tonnes
@ 12.7 g/t gold
(historical, not
NI 43-101 compliant)
ROAD
0 250 500
METRES
Mafic volcanic
Ultramafic volcanic
Sediments
Faults
Gold mineralization



OWL CREEK
HOYLE POND
BELL CREEK
VOGEL &
SCHUMACHER
1060 ZONE
HOYLE
PAMOUR
TISDALE
WHITNEY
PORCUPINE
McINTYRE
CONIAURUM
SOUTH
PORCUPINE
TIMMINS

The Vogel and Schumacher Properties, Ontario

In March, the Company purchased 100% of the Black Hawk Mining Inc. interest in the mining lease on the Vogel Property, and signed an option agreement to earn 100% of the Schumacher lease. The properties are located in Hoyle Township within the eastern part of the Timmins Gold Camp between the Hoyle Pond Mine (producer) to the east, and the Bell Creek Mine (past producer), to the west of the properties.

Through the acquisition of Vogel, and the adjacent and contiguous Schumacher ground to the west, the Company has consolidated 1.6 kilometres of the main mine stratigraphy between the Hoyle Pond Mine to the east and the Bell Creek Mine to the west.



Property, Ontario

The Property has been explored by several companies in the past and contains an historical resource estimate (not NI 43-101 compliant). However, the Company has not completed the work necessary to verify the classification of the resource.

A first phase drill program was initiated to test for horizontal veins and northeasterly oriented veins, both of which have not been the focus of any previous drill program, yet constitute a very important gold host within the adjacent Hoyle Pond Mine. Eighteen short holes drilled from August to November 2005 successfully intersected gold-bearing horizontal veins.

Left: Visible gold in a horizontal vein intersected at Vogel.
Below: Exploration drill, Timmins, 2006.



Schumacher Property, Ontario

In December, the Company reported it had signed a 20 year lease agreement to acquire the Schumacher Property located contiguous to and west of Lake Shore's Vogel Property. The Property consists of one patented lot that has seen limited exploration in the past. Although an historical resource (not NI 43-101 compliant) was estimated by Pentland Firth Ventures Ltd., Lake Shore has not completed the work necessary to verify the classification of the resource.

Thunder Creek Property, Ontario

The Thunder Creek Property adjoins the Timmins West Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The Property was acquired in order to test for gold mineralization in an ultramafic intrusive body similar to the Ultramafic Zone in the Timmins West Gold Property.

A third phase drill program was carried out between March and May 2005, in which six holes were drilled (2,359 metres) testing various targets identified from previous work. Two holes were drilled in the vicinity of an historical showing to test the Ultramafic-to-sediment contact zone, which remains a high-priority target for the Company.



Drill core from the Thunder Creek Property.

DeSantis Property, Ontario

In February, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property. The Property consists of 22 patented and 2 leased claims immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp, [illegible] kilometres east of the Company's Timmins West Gold Property. It has a past history of underground mining, and a reported historical resource estimate (not considered NI 43-101 compliant).

Expanding the Known Resource

In December, phase one drilling commenced to test new targets as defined by the Company's compilation of historical data and target mine stratigraphy at depth with the objective of expanding the known resource. By the end of 2005, four holes were completed totalling 2,176 metres.

Price Property, Ontario

In 2004, Lake Shore signed an option agreement to acquire 100% of a property located in Price, Ogden and Thornloe townships, east and south of the Timmins West Gold Property. The Price Property consists of 93 claims (126 units) covering favourable geology on and north of the Destor-Porcupine Break.

A first phase drill program was carried out early in 2005. Two holes were completed for a total of 610 metres, with the objective of testing stratigraphy by targeting felsic porphyries that appear to cut mafic and ultramafic rocks on the Property.

Other Projects



0 40 80
KILOMETRES
Greenstone Belt
Inco Airborne Survey Area

The **Bazooka Property** is located in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec. Acquired (100%) in September 2003, the Property spans 1.8 kilometres of the Cadillac-Larder Lake Break, a major deep crustal structure hosting numerous gold occurrences and deposits. A 34 hole drill program was carried out intermittently from October 2003 to April 2005 that increased the strike length of the mineralized zone from 250 metres to 560 metres. The zone remains open to the west.

Pursuant to an agreement between Aurora Platinum Corp. and Inco Limited ("Inco"), the Company has access to Inco's proprietary **Abitibi GIS database**, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. All proposed digitizing of the Inco magnetic survey data has been completed and is being merged with existing public domain data. Digitizing is nearing completion on Inco's historical compilation map sheets.

The Company's 100%-owned **Blakelock Property** consists of three claims (45 units) in Blakelock Township, Ontario, approximately 58 kilometres west of the Casa Berardi Gold Mine, along the western extension of the Casa Berardi Fault. A ground magnetic survey was completed on the Property in September 2005 in preparation of an early 2006 drill program. Drilling will follow up on historical gold and silver intersections reported by Esso Minerals Canada Limited.

In April 2004, Lake Shore signed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's **Noranda North** volcanogenic massive sulphide and gold project in western Québec. Fieldex can earn a 50% interest in the Project by spending $500,000 by September 31, 2006, which must include at least 1,000 metres of drilling.

Timmins West Gold Property (as of September 2004)

Category	Tonnes	Grade cut[1] (g Au/t)	Grade uncut (g Au/t)	Contained ounces (cut)[2]	Contained ounces (uncut)[2]
Indicated	1,369,000	10.96	16.45	482,000	724,000
Inferred	200,000	8.70	12.43	56,000	80,000

Additional Inferred resources in the 3 to 6 grams per tonne gold range are approximately 1,000,000 tonnes grading approximately 4 grams per tonne gold.

[1] Minimum cutoff grade for Indicated and Inferred resources is 6 grams per tonne gold. All assays are cut to 50 grams per tonne gold except the Footwall Zone, which is cut to 30 grams per tonne gold.

[2] The Company is presenting both uncut and cut figures as it is not possible at this stage to determine which figure is best representative of the mineralized zones on the Timmins West Gold Property.

Vogel Property* (historical estimate)

Category	Tonnes	Grade (g Au/t)	Contained ounces
Measured & Indicated	642,000	12.7	261,200
Inferred	933,800	12.7	379,800

Schumacher Property* (historical estimate)

Category	Tonnes	Grade (g Au/t)	Contained ounces
Measured & Indicated	156,000	5.99	30,043

DeSantis Property* (historical estimate)

Name	Category	Tons	Grade cut[3] (ounces per ton gold)	Grade uncut (ounces per ton gold)	Contained ounces (cut)[4]	Contained ounces (uncut)[4]
HTAZ Zone (EVH)	Possible	129,000	0.265	0.58	34,185	74,820
Albitite Zone (DMBW)	Probable	72,212	0.229		16,537	-
Albitite West Zone (DMBW)	Inferred	63,640	0.079		5,028	-
Arsenopyrite Zone (DMBW)	Inferred	5,088	0.120		611	-

Timmins West Resource: The above resource estimate for the Timmins West Gold Property has been prepared in compliance with [illegible] technical report by [illegible], dated January 2[illegible], 2005 and filed on SEDAR). Dr. Michael Byron, [illegible] is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Timmins West Property, which property is material to the Company.

Vogel Resource: [illegible], a subsidiary of Glencairn Gold Corporation, reported the above historical resource esti- [illegible]

Schumacher Resource: The above resource estimate was reported by Pentland Firth Ventures Ltd. (1997 Report, Pentland Firth [illegible]

DeSantis Resource: The above resource [illegible] by [illegible] Mining Corp. and Golden Terrace Resources Corp., and [illegible] resource estimates for a number of mineralized zones accessible by underground workings [1989 Report by [illegible] Services ("EVH") and a 198[illegible] Report by [illegible] ("DMBW")]. The resources for the [illegible] Zone ("HTAZ") were reported to be in compliance with former CIM National Policy 2-A.

[3] [illegible] cut to one ounce of gold per ton.

[4] The Company is presenting both uncut and cut figures in some cases as it is not possible at this stage to determine which figure is more representative of the mineralized zones.

* The resource estimates described above for the Vogel, Schumacher and DeSantis properties are historical and the Company is not [illegible] 43-101 [illegible]. The Company has not completed the work necessary to verify the classification of the resources and therefore such historical estimates should not be relied upon.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2005 and 2004

GENERAL

The following management's discussion and analysis ("MD&A") of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at March 7, 2006, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

Lake Shore is an exploration stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

On November 15, 2005, Lake Shore ceased trading on the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.

OVERALL PERFORMANCE

2005 was a very active year for Lake Shore. The Company raised approximately $9.5 million through a private placement and exercise of convertible securities; continued its resource expansion drill program on the Timmins West Gold Property (the "Timmins West Property"); and acquired three key properties, namely, Vogel, DeSantis and Schumacher, in the Timmins Gold Camp, the most prolific Archean gold camp in the world. The Company's share price also more than doubled from January to December 2005.

The Company also made some very positive changes to its senior management and Board, one of which was the appointment of Brian R. Booth as President, CEO and director. Mr. Booth has 23 years of experience exploring for nickel-copper, precious and base metal deposits throughout Canada, Europe and Southeast Asia. His previous position was Manager of Exploration, North America and Europe with Inco Limited ("Inco").

In early 2005, Mr. Daniel Innes resigned as President and CEO. The Company would like to thank Mr. Innes for his tireless contribution to the success of Lake Shore. Mr. Innes continues to sit on the Board as a director.

Approximately $10.4 million was spent on exploration during 2005 including $4.8 million on drilling costs, most of which related to the Timmins West Property. In addition, a cash payment of $3 million was made to acquire the Vogel Property. The carrying value of resource properties increased by $8.4 million. However, this was partially offset by reductions of approximately $2.9 million (pertaining to the cancellation of shares valued as part of the acquisition of Holmer Gold Mines Ltd. ("Holmer") ($1,114,000); Québec refundable tax credits ($479,674); and resource property write offs ($1,276,618)). These reductions were offset by a tax adjustment of $875,000 relating to the Holmer acquisition.

Administrative expenses increased by $477,859 (excluding general exploration and resource property cost write offs) from 2004 due to an increase in overall corporate activity and additional costs relating to the Toronto Stock Exchange listing.

TIMMINS WEST GOLD PROPERTY, ONTARIO

The Timmins West Property is located north of the Porcupine-Destor Fault Zone on the west end of the Timmins Gold Camp, 18 kilometres west of the City of Timmins. Lake Shore owns 100% of the Timmins West Property, which is subject to two net smelter royalties. There is a 1.5% royalty (the "Inco Royalty") to a maximum of $2.5 million, after which that royalty is reduced to 0.75%, payable to Inco. This royalty results from an agreement that the Company entered into with Aurora Platinum Corp. ("Aurora") and an underlying agreement between Aurora and Inco regarding the use of certain data owned by Inco. The second royalty is a 1.5% royalty (which royalty can be purchased for $1 million) payable on one claim originally acquired by Holmer.

Resource Expansion and Exploration Drilling

In January 2005, the Company initiated a 2005 resource expansion drill program, and announced its intention to begin a pre-feasibility study on the Property that would involve metallurgical studies, mine planning and design, a mine tailings study, environmental studies, and address permitting issues. Four drill rigs concentrated on completing sectional drilling at 50 metre centres. A fifth drill was used to test exploration targets throughout the Property. In 2005, 59 holes were drilled on the Property for a total of 47,749 metres costing $3.8 million.

Drill results released on May 30, 2005 confirmed that the mineralization extends an additional 450 metres (down plunge) past the current Indicated Resource audit of September 2004. Subsequent drill results released in August 2005 further demonstrate the down plunge predictability of both the Ultramafic and Footwall mineralized zones. Core intersection highlights within the Ultramafic Zone include 4.65 grams per tonne gold (cut) over 29.10 metres, including 18.09 grams per tonne gold (cut) over 5.70 metres, and another hole returning 6.2 grams per tonne gold (cut) over 10.80 metres.

In a news release dated November 4, 2005, the Company reported that two holes drilled across the plunge of the ultramafic host, intersected high-grade gold mineralization over significant widths. Highlights include 9.28 grams per tonne gold (cut) over 24.35 metres, including 17.76 grams per tonne gold (cut) over 6.80 metres, with another hole returning 6.50 grams per tonne gold (cut) over 8.75 metres, and a third hole returning 4.55 grams per tonne gold (cut) over 10.40 metres, including 24.79 grams per tonne gold (cut) over 1.50 metres. Furthermore, assay results confirmed that the Ultramafic Zone and Footwall Zone mineralized envelopes maintain their consistent widths, strong alteration and veining between previously drilled sections (3.91 grams per tonne gold over 46.00 metres, 7.87 grams per tonne gold over 33.60 metres, and 2.04 grams per tonne gold over 34.20 metres).

Pre-Feasibility Study

The pre-feasibility study was significantly advanced in 2005. The metallurgical study and tailings design is nearing completion, an updated deposit model is largely completed, environmental assessment studies and permitting are ongoing, and the mine plan is awaiting finalized input from the other studies and completion of the aforementioned sectional drilling. It is anticipated that the study will be completed in 2006.

THUNDER CREEK PROPERTY, ONTARIO

The Thunder Creek Property is contiguous to and southwest of the Timmins West Property and is currently under option to earn a 60% interest from Band-Ore Resources Ltd. The Property is subject to the Inco Royalty. Lake Shore will test the 54 claim unit package for gold mineralization in an ultramafic intrusive body, similar to the Ultramafic Zone in the Timmins West Property, that extends more than 1,800 metres southwest of the Timmins West Property.

A third phase drill program was carried out in April and May 2005. Six holes were drilled (2,359 metres) testing various targets identified from previous fieldwork and drilling. Two holes were drilled in the vicinity of an historical showing (Croxall Showing) to test the ultramafic-to-sediment contact zone. This contact zone remains a high-priority target for the Company, as the ultramafic appears similar to the high-grade ultramafic host at the Timmins West Property. A late first quarter 2006 drill program is planned to follow up on previous gold intersections and to further test the ultramafic-to-sediment contact zone.

Historical Resources

The resource estimates described below for the Vogel, Schumacher and DeSantis gold properties are historical and the Company is not treating the estimates as National Instrument 43-101 ("NI 43-101") defined resources. The Company has not completed the work necessary to verify the classification of the resources and therefore such historical estimates should not be relied upon. The Company believes that these historical estimates are relevant because they were an important consideration in the decision to acquire these properties in addition to their proximity to the Timmins West Property.

Some of the Company's properties may be subject to underlying royalty agreements.

VOGEL PROPERTY

In March 2005, the Company purchased 100% of Black Hawk Mining Inc.'s ("Black Hawk") interest in the mining lease on the Vogel Gold Property by paying $3 million and issuing 100,000 common shares to Black Hawk (a subsidiary of Glencairn Gold Corporation). The Property is subject to a maximum 3% net smelter royalty (with annual advance royalty payments of US$50,000). Upon Lake Shore's delivery to Black Hawk of a NI 43-101 report showing an indicated resource of 600,000 ounces of gold, Lake Shore is required to make a further cash payment of $500,000 to Black Hawk.

The Property consists of one mining lease (64 hectares) in Hoyle Township, within the eastern part of the Timmins Gold Camp, and straddles an 800-metre section of the favourable gold-bearing stratigraphy between the Hoyle Pond Mine and Bell Creek gold deposits. The Hoyle Pond deposit (currently in production), located to the east of the Property, has the highest head grade of all significant past and present gold producers in the Timmins Gold Camp, and the Bell Creek deposit (a former producer) is located to the west of the Property.

The Vogel Property has been explored by several companies in the past and contains an historical measured and indicated resource estimate of 642,999 tonnes at 12.7 grams per tonne gold and an inferred resource of 933,800 tonnes at 12.7 grams per tonne gold (the historic resource is not NI 43-101 compliant).

In August 2005, the Company initiated a first phase drill program to test for horizontal vein structures and northeasterly oriented veins, both of which have not been the focus of any previous drill program, yet constitute a very important gold host within the adjacent Hoyle Pond Mine. Drill results released on December 5, 2005 consisted of 18 shallow holes drilled (totalling 4,476 metres) from August to November 2005 that successfully intersected gold-bearing horizontal veins. Significant intersections include 28.80 grams per tonne gold over 1.30 metres, 98.08 grams per tonne gold over 0.50 metres, 208.85 grams per tonne gold over 0.22 metres, and 166.79 grams per tonne gold over 0.78 metres.

SCHUMACHER PROPERTY

In November 2005, the Company signed a 20 year lease agreement with the Canada Trust Company and an individual (as trustees of an estate) giving Lake Shore a leasehold interest in the surface and mining rights on the Schumacher Property. The lease is renewable for a further 20 year term. The Property consists of one patented lot covering 64 hectares located contiguous to and west of the Vogel Gold Property. Lake Shore is required to make cash payments totalling $150,000 payable over two years and incur exploration expenditures of $500,000 over three years. In addition, Lake Shore is required to pay an advance annual royalty of $25,000 in years 4-6 of the lease and $50,000 in years 7-9 of the lease, and pay a production royalty of 2% of net smelter returns.

The Property has seen limited exploration in the past. The focus of past exploration has been on the eastern part of the Property where a historical measured and indicated resource of 156,000 tonnes at 5.99 grams per tonne gold (not a NI 43-101 defined resource) has been estimated (by Pentland Firth Ventures Ltd.). This resource, which remains open, represents the western continuation of the immediately adjacent Vogel gold mineralization.

Through the acquisition of Vogel, and the adjacent and contiguous Schumacher ground to the west, the Company has consolidated 1.6 kilometres of the main mine stratigraphy between the Hoyle Pond Mine to the east (a current producer) and the Bell Creek Mine to the west (former producer). Data compilation and review on both properties was completed and a follow-up drill program commenced in March 2006.

DESANTIS PROPERTY

In March 2005, Lake Shore entered into an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Property in Ogden Township, Ontario. Lake Shore can earn a 51% interest by making cash payments totalling $375,000, issuing 75,000 common shares plus additional common shares worth $200,000 and spending $3 million in exploration expenditures on the Property over a three year period. Lake Shore can earn up to a 70% interest by spending an additional $3,726,000 on the Property. The Property is also subject to an underlying 1.5% net smelter royalty.

The Property consists of 22 patented and 2 leased claims covering approximately 665 hectares immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp, and 8 kilometres east of the Company's Timmins West Property.

As reported in the Company's news release dated February 7, 2006, the Property has a past history of underground mining (mainly in the 1930's and 1940's), accessed by two shafts and 7,000 metres of underground drifting. Limited surface and underground exploration in the 1980's reported historical resource estimates, including: 129,000 tons at a cut grade of 0.265 ounces per ton gold and 0.58 ounces per ton gold (uncut) in the Hydrothermal Zone (above 300 metres), and 72,212 tons at 0.229 ounces per ton gold (cut grade) in the Albitite Zone between 200 and 365 metres depth (these resource estimates are not NI 43-101 compliant).

The potential to define additional mineralization along strike and to the depth of the known mineralization is considered to be excellent. A number of other isolated intercepts from past exploration that have not seen follow up drilling are also considered promising.

On December 8, 2005, the Company announced that drilling had commenced and would consist of 5,000 metres of drilling in order to test new targets as defined by the Company's compilation of historical data, and to target mine stratigraphy at depth. By the end of 2005, four holes were completed totalling 2,176 metres. Drilling has continued into the first quarter of 2006.

PRICE PROPERTY

In September 2004, Lake Shore entered into an option agreement to acquire 100% of a property located in Price, Ogden and Thornloe townships, east and south of the Timmins West Property. The Price Property consists of 126 claim units covering favourable geology on and north of the Destor-Porcupine Break.

A drill program was carried out on the Price Property in early 2005 in which two holes were completed for a total of 610 metres. The objective of this program was to test stratigraphy by targeting felsic porphyries that appear to cut mafic and ultramafic rocks on the Property. The data has been reviewed with additional exploration work planned for the second quarter of 2006.

OTHER PROJECTS

The Bazooka Property, located in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec, was acquired in September 2003 from Fieldex Exploration Inc. The Property is subject to the Inco Royalty.

The Property spans 1.8 kilometres of the Cadillac-Larder Lake Break, a major deep crustal structure hosting numerous gold occurrences and deposits including the Val d'Or, Cadillac, Kirkland Lake, Larder Lake and Matachewan gold camps. Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. A 34 hole drill program, totalling 10,804 metres, was carried out intermittently from October 2003 to April 2005. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west. Results of that program are being compiled and reviewed, and subsequent exploration programs will be contingent upon the results obtained.

Pursuant to an agreement between Aurora and Inco, the Company has access to Inco's proprietary Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. All proposed digitizing of the Inco magnetic survey data has been completed and is being merged with existing public domain data. Digitizing is nearing completion on Inco's historical compilation map sheets.

Lake Shore's Blakelock Property consists of three claims in Blakelock Township approximately 80 kilometres northeast of Cochrane, Ontario. A ground magnetic survey (27 line kilometres) was completed on the Property in September 2005 in preparation of a drill program. The drilling commenced in March 2006. The Property is subject to the Inco Royalty.

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold property in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Property by spending $500,000 by September 30, 2006, which must include at least 1,000 metres of drilling. The Property is subject to the Inco Royalty.

All of Lake Shore's properties in the Timmins area, Ontario, are being supervised by Dr. Michael J. Byron, P. Geo., the Qualified Person (QP) for the Company.

RESULTS OF OPERATIONS

The net loss for the fourth quarter of 2005 was $2,394,734 or $0.03 per share compared with a net loss of $42,817 or $0.00 per share for the same period in 2004. The increase was the result of $522,400 (2004 – $9,300) in stock-based compensation expense recorded during the quarter ended December 31, 2005 and resource property cost write offs of $1,216,952 (2004 – $107,342) recorded in the same period. There was also an increase in general and administrative costs in the fourth quarter of 2005 in comparison to the same period in 2004.

Net loss for the year ended December 31, 2005 and 2004 was $4,137,007 or $0.05 per share and $969,801 or $0.03 per share respectively. The increase was mainly the result of higher stock-based compensation expense and resource property cost write offs.

General and administrative expenditures increased by $477,859 during 2005 as a result of an increase in consulting fees relating to the appointment of a new full-time President and CEO; an increase in shareholder information costs relating to additional regulatory and filing fees; an increase in corporate capital tax payments (included in office expense); and an increase in legal, accounting and travel costs relating to a greater level of corporate activity during the year.

The Company incurred $250,843 (2004 – $96,502) in general reconnaissance expenditures relating to its field offices and to the generation of new projects.

During 2005, the Company wrote off capitalized exploration expenditures relating to the AEM Ontario and Rowlandson/Canopener projects totalling $1,198,406. An additional $78,212 was written off relating to other non-core projects in Ontario and Québec. A total of $610,699 was written off during 2004.

As a result of 4,185,000 stock options granted during 2005, of which all except 487,500 vested, the Company recorded $1,780,916 (2004 – $49,800) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.49 (2004 – $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (2004 – 85%); risk-free interest rate of 3.5% (2004 – 5%); and expected life of 3.5 years (2004 – five years). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As a result of the tax benefits of deductible expenses incurred during the year, the Company recorded a recovery of future income tax of $132,000 in 2005 (2004 – $327,000).

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Years ended December 31	**2005**	2004	2003
FINANCIAL RESULTS			
Interest and other income	**109,122**	52,093	57,462
Net loss	**(4,137,007)**	(969,801)	(1,069,069)
Loss per share*	**(0.05)**	(0.03)	(0.04)
FINANCIAL POSITION			
Working capital	**2,630,737**	4,132,465	1,567,192
Resource properties	**70,045,459**	61,648,718	5,149,411
Total assets	**73,324,218**	66,049,988	7,841,264
Share capital	**61,214,693**	51,558,202	9,688,020
Contributed surplus	**4,059,622**	2,974,414	1,252,215
Deficit	**(10,347,940)**	(5,298,433)	(4,328,632)
Future income taxes	**17,764,000**	16,547,000	405,000
Number of common shares issued and outstanding	**82,080,751**	70,145,022	30,793,354

* Loss per share is calculated based on the weighted-average number of shares outstanding.

Summary of Quarterly Results

2005 Fiscal Quarter ended	**4th Quarter Dec 31**	**3rd Quarter Sept 30**	**2nd Quarter June 30**	**1st Quarter Mar 31**
Interest and other income	**22,452**	**29,139**	**39,248**	**18,283**
Net loss	**(2,394,734)**	**(301,686)**	**(1,195,604)**	**(244,983)**
Loss per share*	**(0.03)**	**(0.00)**	**(0.02)**	**(0.00)**

2004 Fiscal Quarter ended	4th Quarter Dec 31	3rd Quarter Sept 30	2nd Quarter June 30	1st Quarter Mar 31
Interest and other income	10,971	12,361	17,918	10,843
Net loss	(42,817)	(642,885)	(134,442)	(149,657)
Loss per share*	(0.00)	(0.02)	(0.00)	(0.01)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the second and fourth quarters of 2005 and 2004. This is the result of an increase in stock-based compensation expense recorded in 2005 ($1,021,850 in the second quarter and $522,400 in the fourth quarter, respectively). There is also $1,216,952 in resource property write offs in the fourth quarter of 2005 as well as an increase in shareholder information expenses and an adjustment to the provision for income taxes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company had working capital of $2.6 million as at December 31, 2005, consisting mostly of cash and short term investments. During the year ended December 31, 2005, the cash position decreased by $1.5 million.

Cash used in operating activities during 2005 totalled approximately $1.4 million (2004 – $448,862). Resource property cost write offs ($1.3 million) and stock-based compensation expense ($1.8 million) represent the largest reconciling items from the statement of loss to the statement of cash flows from operating activities.

Cash used in investing activities during 2005 totalled $9.6 million (2004 – $1.9 million). The Company's principal investing activity is the acquisition and exploration of its resource properties. During the current year the Company expended $9.6 million to acquire and explore its resource properties (2004 – $4.4 million)

Net proceeds of approximately $9.6 million were received during 2005 from the issuance of common shares pursuant to a private placement and exercise of convertible securities. On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received a cash commission of $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing. The Company also received $2,016,212 from the exercise of 1,635,451 warrants and 1,746,945 stock options.

As at December 31, 2005, Lake Shore had spent the entire $5,006,500 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements.

As a result of the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties. In addition, the Company recorded an additional future income tax liability and an increase to the Timmins West resource property of $875,000 on the finalization of the tax basis of assets acquired on the Holmer acquisition.

In addition, the Company cancelled 150,000 of its own common shares and charged $37,500 of the resulting loss directly to deficit. These were shares of the Company that Holmer owned prior to the acquisition.

At December 31, 2005, exploration advances and other receivables include $464,000 relating to Québec refundable tax and mining duties refunds, as well as $184,000 in GST receivable.

In management's view, the Company currently has sufficient financial resources to fund planned exploration programs and ongoing operating expenditures. The Company was successful in raising gross proceeds of $20 million in February 2006 pursuant to a bought deal financing. The Company will continue to be dependent on raising equity capital as required in the long term and believes that it will be successful in doing so. Management will continue to seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

OUTSTANDING SHARE CAPITAL

As at March 7, 2006, there were 92,241,024 common shares issued and outstanding and the following options and warrants:

Options

	Number of options outstanding	Exercise price range
	5,778,000	$0.24-$0.90
	1,025,000	$1.05-$1.89
	575,000	$2.00-$2.28
Total	7,378,000	

Warrants

Date issued	Number of warrants	Exercise price	Expiry date
March 15, 2004	1,320,000	$1.75	March 16, 2006
March 31, 2005	182,022	$0.80	March 31, 2007
	1,502,022		

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price, DeSantis and Schumacher properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2006	2007	2008
Cash payments	**$ 283,218**	$ 515,727	$ 196,256
Expenditures	**1,837,000**	1,485,787	550,000
	$ 2,120,218	$ 2,001,514	$ 746,256

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company paid a total of $267,088 (2004 – $167,003) on account of consulting and management services provided by directors who are officers and to independent directors. Amounts paid to Aurora, a company that was but ceased to be related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (2004 – $24,000) for the year. Due to the acquisition of Aurora by FNX Mining Inc., effective July 1, 2005, Aurora ceased to be a related party and the administrative services agreement was terminated. In addition, there were fees of $36,000 (2004 – $48,000) paid to Southwestern Resources Corp. ("Southwestern"), a company also related by way of common directors, under the terms of a separate administrative services agreement. The basis for the various fees is either a monthly, annual or per diem rate. As at December 31, 2005, there was an amount owing to Southwestern totalling $2,835.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

RISKS AND UNCERTAINTIES

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices, risks relating to statutory and regulatory compliance. The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

SUBSEQUENT EVENT

On February 13, 2006, the Company completed a bought deal financing and received gross proceeds of $20 million. The syndicate of underwriters led by Raymond James Ltd. including Haywood Securities Inc., Canaccord Capital Corp., Dundee Securities Corp. and Octagon Capital Corp. purchased 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share. The underwriters received a cash commission equal to 6% of gross proceeds.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2005 and 2004, the Annual Information Form and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LAKE SHORE GOLD CORP.

We have audited the consolidated balance sheets of Lake Shore Gold Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia

March 7, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31	**2005**	2004
ASSETS		
Current		
Cash and cash equivalents	**$ 2,592,588**	$ 4,095,999
Exploration advances and other receivables	**671,992**	305,271
	3,264,580	4,401,270
Resource properties *note 4*	**70,045,459**	61,648,718
Other assets	**14,179**	–
	$ 73,324,218	$ 66,049,988
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 631,008**	$ 241,339
Due to affiliated company *note 6*	**2,835**	27,466
	633,843	268,805
Future income taxes *note 7*	**17,764,000**	16,547,000
	18,397,843	16,815,805
SHAREHOLDERS' EQUITY		
Share capital *note 5*	**61,214,693**	51,558,202
Contributed surplus	**4,059,622**	2,974,414
Deficit	**(10,347,940)**	(5,298,433)
	54,926,375	49,234,183
	$ 73,324,218	$ 66,049,988

See accompanying notes to consolidated financial statements

Approved by the Board

MURRAY A GORDON

ALAN C MOON

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS

OF LOSS AND DEFICIT

For the years ended December 31	**2005**	2004
EXPENSES		
Consulting and management fees	**$ 340,755**	$ 295,680
General exploration	**250,843**	96,502
Shareholder information	**307,247**	123,044
Legal and accounting	**108,866**	58,522
Office expense	**312,884**	114,647
Resource property costs written off *note 4*	**1,276,618**	610,699
Loss before undernoted items	**(2,597,213)**	(1,299,094)
Interest and other income	**109,122**	52,093
Stock-based compensation *note 5*	**(1,780,916)**	(49,800)
Loss before income tax	**(4,269,007)**	(1,296,801)
Recovery of income tax *note 7*	**132,000**	327,000
Net loss for the year	**(4,137,007)**	(969,801)
Deficit at beginning of year	**(5,298,433)**	(4,328,632)
Renunciation of income tax benefits *note 7*	**(912,500)**	–
Deficit at end of year	**$ (10,347,940)**	$ (5,298,433)
Loss per share – basic and diluted	**$ (0.05)**	$ (0.03)
Weighted-average number of shares outstanding	**77,350,677**	34,004,492

See accompanying notes to consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	**2005**	2004
OPERATING ACTIVITIES		
Net loss for the year	**$ (4,137,007)**	$ (969,801)
Items not involving cash		
Resource property costs written off	**1,276,618**	610,699
Stock-based compensation	**1,780,916**	49,800
Recovery of income tax	**(132,000)**	(327,000)
	(1,211,473)	(636,302)
Change in non-cash operating working capital items		
(Increase) decrease in exploration advances and other receivables	**(37,089)**	78,996
(Decrease) increase in accounts payable and accrued charges	**(144,076)**	108,444
Cash used in operating activities	**(1,392,638)**	(448,862)
INVESTING ACTIVITIES		
Additions to other assets	**(15,353)**	–
Resource property expenditures	**(9,558,786)**	(4,380,249)
Costs of acquisition of subsidiary company	**–**	(206,626)
Cash acquired on acquisition of subsidiary company	**–**	2,639,603
Cash used in investing activities	**(9,574,139)**	(1,947,272)
FINANCING ACTIVITY		
Shares issued for cash	**9,463,366**	4,307,820
Cash provided by financing activity	**9,463,366**	4,307,820
(Decrease) increase in cash and cash equivalents during the year	**(1,503,411)**	1,911,686
Cash and cash equivalents at beginning of year	**4,095,999**	2,184,313
Cash and cash equivalents at end of year	**$ 2,592,588**	$ 4,095,999
Cash and cash equivalents consist of:		
Cash	**$ 198,650**	$ 458,410
Short-term investments	**2,393,938**	3,637,589
Cash and cash equivalents at end of year	**$ 2,592,588**	$ 4,095,999

Supplemental Cash Flow Information *note 8*

See accompanying notes to consolidated financial statements

For the years ended December 31, 2005 and 2004

1/ DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. ("Lake Shore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

2/ SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Basis of Presentation
These consolidated financial statements include the accounts of Lake Shore and its wholly-owned subsidiary LSG Holdings Corp. (formerly Holmer Gold Mines Limited).

b) Cash and Cash Equivalents
Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Financial Instruments
The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The carrying value of these financial instruments approximates fair value.

d) Resource Properties
Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are expensed to general exploration during the year.

e) Future Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

f) Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, contingent liabilities and stock-based compensation. Actual results may differ from those estimates.

g) Stock Options
The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

h) Loss per Share
Basic loss per share is computed by dividing net loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

3/ BUSINESS COMBINATION

On December 31, 2004, the Company and Holmer Gold Mines Limited ("Holmer") completed a Business Combination Agreement pursuant to which Lake Shore acquired all of the outstanding shares and convertible securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp.

The Company accounted for the acquisition as a purchase and consolidated the assets and liabilities as at December 31, 2004. The results of operations of Holmer were consolidated with those of the Company commencing January 1, 2005.

The assets and liabilities acquired at fair value on December 31, 2004 were as follows:

Net current assets (cash of $2,639,603)	$ 2,685,002
Investment in Lake Shore	150,000
Resource properties	53,443,638
Current liabilities	(36,503)
Future income tax	(16,597,000)
Purchase consideration	$ 39,645,137

Purchase consideration consists of:

Common shares (35,015,058)	$ 37,466,112
Warrants (2,207,745)	959,163
Stock options (1,561,111)	713,236
Other costs	506,626
Purchase consideration	$ 39,645,137

The value of the common shares issued by Lake Shore was estimated based on a five day average market value of Lake Shore's common shares around the date the terms of the transaction were agreed and announced, and based on the valuation of Holmer's 5,653,284 warrants and options outstanding with exercise prices ranging from $0.35 to $0.50 that were converted to 3,786,856 warrants and options of the Company. These fair values were determined using the Black-Scholes options pricing model with the following weighted average assumptions: no dividends are to be paid; expected volatility of 53%; risk-free interest rates of 5%; and expected life of six months. The Company's investment in Holmer totalling $300,000 was treated as part of the cost of the acquisition as were administrative costs incurred by the Company totalling $206,626.

The purchase consideration of $39,645,137 exceeded the carrying value of the net assets acquired by $25,847,172, which was applied to increase the carrying value of resource properties. The resulting estimated future income tax liability of $16,597,000 was also applied to increase the carrying value of resource properties. During the year ended December 31, 2005, the Company finalized the purchase price and related allocation to the assets acquired. The adjustments resulting from finalization of tax values of assets and number of shares issued are a decrease of resource property of $239,333, a decrease of share capital of $713,333 and an increase of future income tax liabilities of $474,000. This adjustment was reflected in the accounts of the Company during 2005.

4/ RESOURCE PROPERTIES

For the year ended December 31, 2005	**Timmins West**	**Vogel**	**Thunder Creek**	**Bazooka**	**DeSantis**	**Other[1]**	**Total**
Balance, beginning of year	**$ 58,227,434**	**$ –**	**$ 771,839**	**$ 623,760**	**$ –**	**$ 2,025,685**	**$ 61,648,718**
Property acquisition, assessment and maintenance	**42,268**	**3,123,898**	**100,770**	**–**	**137,690**	**100,445**	**3,505,071**
Analytical	**237,556**	**33,585**	**15,145**	**13,637**	**11,989**	**20,042**	**331,954**
Geophysics	**–**	**2,009**	**265**	**–**	**4,840**	**115,093**	**122,207**
Geology	**761,214**	**94,987**	**30,073**	**71,437**	**127,873**	**351,477**	**1,437,061**
Drilling	**3,757,046**	**352,474**	**159,513**	**348,380**	**162,904**	**64,020**	**4,844,337**
Project administration	**139,274**	**5,553**	**–**	**1,856**	**5,053**	**–**	**151,736**
Québec refundable tax credits	**–**	**–**	**–**	**(352,279)**	**–**	**(127,395)**	**(479,674)**
Adjustment related to Holmer acquisition *note 3*	**(239,333)**	**–**	**–**	**–**	**–**	**–**	**(239,333)**
Resource property costs written off	**–**	**–**	**–**	**–**	**–**	**(1,276,618)**	**(1,276,618)**
Balance, end of year	**$ 62,925,459**	**$ 3,612,506**	**$ 1,077,605**	**$ 706,791**	**$ 450,349**	**$ 1,272,749**	**$ 70,045,459**

[1] Includes: Noranda North ($141,764); Abitibi ($576,767); Price ($101,148); Lacey Lake ($162,260); Miscellaneous ($290,810).

For the year ended December 31, 2004	Timmins West	Highway	Thunder Creek	Bazooka	AEM Ontario	Other[1]	Total
Balance, beginning of year	$ 2,092,134	$ 358,633	$ 193,872	$ 618,101	$ 739,843	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	292,442	1,700	89,542	1,383	–	45,805	430,872
Analytical	229,848	25,396	54,711	35,761	–	39,350	385,066
Geophysics	–	24,000	–	500	–	31,988	56,488
Geology	396,046	54,972	141,126	59,990	8,556	334,382	995,072
Drilling	1,750,616	37,905	291,088	157,333	–	12,496	2,249,438
Project administration	22,710	2,401	1,500	6,678	–	8,423	41,712
Resource property costs written off	–	(505,007)	–	–	–	(105,692)	(610,699)
Purchase of Holmer	53,443,638	–	–	–	–	–	53,443,638
Québec refundable tax credits	–	–	–	(255,986)	–	(236,294)	(492,280)
Balance, end of year	$ 58,227,434	$ –	$ 771,839	$ 623,760	$ 748,399	$ 1,277,286	$ 61,648,718

[1] Includes: Rowlandson/Canopener ($441,811); Abitibi ($481,414); Noranda North ($129,177); Miscellaneous ($224,884).

Timmins West

As a result of the business combination completed between Lake Shore and Holmer described in note 3, Lake Shore now owns 100% of the Property. The Property is subject to a 1.5% net smelter royalty to a maximum of $2.5 million after which the net smelter royalty is 0.75%, and a further 1.5% net smelter royalty on one claim. Lake Shore has the right to purchase the latter royalty for $1 million.

Vogel

In March 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. The Property is subject to a maximum 3% net smelter royalty with annual advance royalty payments of US$50,000. Under the terms of the agreement, Lake Shore made a cash payment of $3 million and issued 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk in the event that an NI 43-101 compliant indicated resource of 600,000 ounces of gold has been confirmed on the Property.

Thunder Creek

In November 2003, the Company signed an agreement with Band-Ore Resources Ltd. to acquire an option in the Thunder Creek Property in Timmins, Ontario. The Company can earn a 60% interest, subject to a 1.5% net smelter royalty to a maximum of $2.5 million after which it is reduced to 0.75%, by making cash payments totalling $370,000, completing exploration expenditures of $1,705,000 over five years, and issuing 100,000 common shares over four years. As at December 31, 2005, the Company had paid $120,000 in cash, issued 75,000 common shares and incurred $829,335 in exploration expenditures.

Bazooka

In October 2003, Lake Shore purchased a 100% interest in the Bazooka Property from Fieldex Exploration Inc. by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and a further 1.5% net smelter royalty to a maximum of $2.5 million, after which the royalty reduces to 0.75%. Lake Shore has the option to purchase royalties totalling 1% for $1 million.

DeSantis

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Property also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property. As at December 31, 2005, the Company has made a payment of $75,000 and issued 75,000 common shares valued at $60,000. The Property is subject to a 1.5% net smelter royalty.

Other

The Abitibi Project was generated as a result of an agreement between Aurora Platinum Corp. ("Aurora") and Inco Limited ("Inco") whereby Aurora acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Québec. Aurora and Lake Shore entered into an agreement whereby Lake Shore contributed 45% of the costs of digitizing parts of the data and compiling a global information system database in exchange for access to the database. As of December 31, 2005, the Company had spent $576,767 on this Project. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco; consequently, certain of Lake Shore's properties are subject to a 1.5% net smelter royalty to a maximum of $2.5 million, after which it reduces to 0.75%.

In December 2005, the Company signed a 20 year lease agreement with the Canada Trust Company and an individual (as trustees of an estate) to acquire the Schumacher Property located contiguous to and west of Lake Shore's Vogel Property. Under the terms of the Agreement, Lake Shore will acquire a 100% interest in the mining lease on the Property by making cash payments totalling $150,000, payable over two years, and incurring exploration expenditures of $500,000 over three years. In addition, Lake Shore will pay an advanced annual royalty of $25,000 in years 4-6 and $50,000 in years 7-9 and a production royalty of 2% of net smelter returns. As at December 31, 2005, a cash payment of $45,000 had been made.

During the year ended December 31, 2005, the Company wrote off exploration expenditures relating to the AEM Ontario and Rowlandson/Canopener projects totalling $1,198,406. As well, exploration expenditures totalling $78,212 were written off relating to various non-core projects in Ontario and Québec.

In 2004, the Company made the decision to abandon the Highway Project and write off exploration expenditures totalling $505,007. As well, the Company wrote off $105,692 in exploration expenditures relating to a variety of non-core properties in Ontario and Québec.

5/ SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the years ended December 31, 2005 and 2004, changes in issued share capital were as follows:

Issued and outstanding	December 31, 2005 Shares	December 31, 2005 Amount	December 31, 2004 Shares	December 31, 2004 Amount
Balance, beginning of year	**70,295,022**	**$ 51,708,202**	30,793,354	$ 9,688,020
Private placement – net of share issue costs of $559,346 (2004 – $233,787)	**9,020,000**	**7,447,154**	3,200,000	3,766,212
Exercise of warrants	**1,635,451**	**1,108,129**	939,110	586,808
Exercise of options (including transfer of $695,708 from contributed surplus)	**1,746,945**	**1,603,791**	222,500	82,800
Issued in exchange for resource properties	**200,000**	**173,250**	125,000	118,250
Own shares cancelled	**(816,667)**	**(825,833)**	–	–
Issued as a result of business combination with Holmer	–	–	35,015,058	37,466,112
Balance, shares issued end of year	**82,080,751**	**61,214,693**	70,295,022	51,708,202
Own shares held	–	–	(150,000)	(150,000)
Balance, shares outstanding end of year	**82,080,751**	**$ 61,214,693**	70,145,022	$ 51,558,202

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing. As at December 31, 2005, the Company had spent the entire flow through proceeds on eligible Canadian Exploration Expenditures ("CEE") in accordance with flow through requirements.

During the year ended December 31, 2005, the Company cancelled 666,667 of its common shares which it had acquired pursuant to the business combination described in note 3 resulting in a reduction of share capital of $713,333. Also, during the year, the Company cancelled 150,000 of its common shares resulting in a reduction of share capital of $112,500 and charged $37,500 (representing the difference between the charge to share capital and the carrying value) to deficit.

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitled the holder to buy one common share for $1.75 until March 16, 2005 which has since been extended to March 16, 2006. In addition, the agent received 314,700 broker warrants which entitled the holder to buy one common share for $1.25 until March 16, 2005. These warrants were not exercised and have expired. As at December 31, 2005, all flow through funds relating to this financing had been spent.

c) Stock Options

As at December 31, 2005, the Company had 7,597,000 stock options outstanding of which 7,110,000 are exercisable. Under the Company stock option plan, the term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX

Venture Exchange or Toronto Stock Exchange, as the case may be, on the last trading day preceding the grant of the option.

	December 31, 2005 Number of options	December 31, 2005 Weighted-average exercise price	December 31, 2004 Number of options	December 31, 2004 Weighted-average exercise price
Outstanding at beginning of year	**5,236,111**	**$ 0.52**	3,847,500	$ 0.46
Granted to Lake Shore consultants and employees	**4,185,000**	**$ 0.98**	65,000	$ 1.09
Granted as a result of Holmer arrangement	**–**	**$ –**	1,561,111	$ 0.62
Exercised/cancelled	**(1,823,611)**	**$ 0.53**	(237,500)	$ 0.36
Outstanding at end of year	**7,597,500**	**$ 0.77**	5,236,111	$ 0.52
Exercisable at end of year	**7,110,000**	**$ 0.73**	5,236,111	$ 0.52

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2005.

Exercise price range	Number of options outstanding	Weighted-average remaining years of contractual life	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price
$0.24-$0.90	5,922,500	3.3	$0.58	5,672,500	$0.57
$1.05-$1.89	1,130,000	3.4	$1.15	1,130,000	$1.15
$2.00-$2.09	545,000	4.7	$2.08	307,500	$2.07
	7,597,500	3.4	$0.77	7,110,000	$0.73

d) Stock-Based Compensation

As a result of 4,185,000 stock options granted during the year ended December 31, 2005, of which all except 487,500 vested, the Company recorded $1,780,916 (2004 – $49,800) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.49 (2004 – $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (2004 – 85%); risk-free interest rate of 3.5% (2004 – 5%); and expected life of 3.5 years (2004 – 5 years).

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

e) Warrants

As at December 31, 2005, there were 2,046,826 warrants issued and outstanding as follows:

Date issued	Number	Exercise price	Expiry date
March 15, 2004	1,600,000	$1.75	March 16, 2006
March 31, 2005	446,826	$0.80	March 31, 2007

6/ RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005, fees amounting to $267,088 (2004 – $167,003) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Aurora, a company formerly related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (2004 – $24,000) for the year. As well, during the year ended December 31, 2005, the Company paid fees of $36,000 (2004 – $48,000) to Southwestern Resources Corp. ("Southwestern"), a company also related by way of common directors, under the terms of a separate administrative services agreement. As at December 31, 2005, there was an amount owing to Southwestern totalling $2,835 (2004 – $nil). As at December 31, 2004, there was an amount owing to Aurora totalling $27,466.

7/ INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31 2005	December 31 2004
Canadian statutory federal income tax rate	**35%**	36%
Recovery of income taxes computed at statutory rates	**$ 1,494,000**	$ 534,000
Non-deductible expense	**(623,000)**	(17,700)
Adjustment arising on tax filings	**–**	(43,500)
Change to valuation allowance	**(739,000)**	(145,800)
Income tax recovery	**$ 132,000**	$ 327,000

Recovery of income taxes totalled $132,000 (2004 – $327,000) during the year ended December 31, 2005. The Company recognized the recovery of the tax benefit arising from current year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset is as follows:

	December 31 2005	December 31 2004
Operating loss carry forwards	**1,585,000**	$ 1,373,000
Tax value in excess of carrying value	**271,000**	317,000
	1,856,000	1,690,000
Less: Valuation allowance	**(329,000)**	(675,000)
	1,527,000	1,015,000
Carrying value of resource properties in excess of tax value	**(19,291,000)**	(17,562,000)
Net future income tax liability	**$ (17,764,000)**	$ (16,547,000)

As a result of the business combination with Holmer whereby the carrying value of the Timmins West Property exceeded the tax value, as well as due to various flow through financings the Company has completed over the past three years, Lake Shore has recorded a future income tax liability of $17,764,000 (2004 – $16,547,000).

The exploration expenditures funded by the December 2004 flow through share issue were renounced for tax purposes in 2005. The renouncement has resulted in a $912,500 (2004 – nil) reduction in shareholders' equity. The resulting future income tax liability has been partially offset by the tax benefit of current year tax losses.

At December 31, 2005, the Company had loss carry forwards of $4,135,311 available for tax purposes in Canada which expire between 2006 and 2015.

8/ SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended	December 31 2005	December 31 2004
Issued 200,000 (2004 – 125,000) common shares pursuant to various property agreements	**$ 173,250**	$ 118,250
Issued common shares, stock options and warrants pursuant to the business combination with Holmer	**$ –**	$ 39,438,511
Interest received	**$ 105,556**	$ 51,914

9/ SUBSEQUENT EVENT

On February 13, 2006, the Company completed a bought deal financing pursuant to which it received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share. The agents received a cash commission equal to 6% of gross proceeds.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Alan C Moon * † ‡
Chair

Brian R Booth **
President,
Chief Executive Officer and Director

Parkash K Athwal
Chief Financial Officer

Thomas W Beattie
Vice President, Corporate Development

Michael J Byron
Vice President, Exploration

Susy H Horna
Corporate Secretary

Murray A Gordon * † ‡
Director

Daniel G Innes
Director

A Terrance MacGibbon **
Director

K Sethu Raman **
Director

Edward J Svoboda
Director

Michael D Winn * † ‡
Director

* Member of the Audit Committee
† Member of the Compensation Committee
** Member of the Environment and Safety Committee
‡ Corporate Governance and Nominating Committee

HEAD OFFICE

Lake Shore Gold Corp.
Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6
T: 604 669 3533
F: 604 688 5175
www.lsgold.com
info@lsgold.com

EXPLORATION OFFICES

1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
T: 705 525 0992
F: 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0
T: 819 765 2718
F: 819 765 2718

AUDITORS

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
PO Box 49279
Vancouver, British Columbia
Canada V7X 1P4

TRANSFER AGENT

Computershare
Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

STOCK EXCHANGE LISTING

LSG – TSX

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia
Canada

Monday, May 8, 2006
10:30 am

LAKE SHORE GOLD CORP.
LSG | TSX

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

T: 604 669 3533
F: 604 688 5175

www.lsgold.com
info@lsgold.com

LAKE SHORE GOLD CORP.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 8, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Lake Shore Gold Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday May 8, 2006 at 10:30 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 and the Auditors' Report thereon;

2. set the number of directors at eight and elect directors for the ensuing year;

3. appoint auditors for the Company and authorize the directors to fix the auditors' remuneration;

4. consider and, if thought advisable, approve the adoption of the Company's Evergreen Stock Option Plan (2006);

5. consider and, if thought advisable, approve the adoption of a Shareholder Rights Plan; and

6. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

The Directors have fixed the close of business on March 21, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (British Columbia)*.

BY ORDER OF THE BOARD OF DIRECTORS

March 22, 2006
Vancouver, British Columbia

Thomas W. Beattie
Vice President, Corporate Development

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR *THAT PURPOSE*.** *If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person.* To be effective, proxies must be received by the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: +(416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 21, 2006

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Lake Shore Gold Corp. (the "Company" or "Lake Shore") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of Lake Shore (the "**Management Proxyholders**").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the *Meeting*. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Lake Shore knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Lake Shore's registrar and transfer agent, Computershare Investor Services Inc. by mail at 9th Floor – 100 University Avenue, Toronto, ON M5J 2Y1 or by fax (866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Lake Shore as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of Lake Shore are "non-registered" Shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Lake Shore has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.
If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Lake Shore to forward meeting materials directly to "non objecting beneficial owners". If Lake Shore or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Lake Shore (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Lake Shore, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors, and the approval of the rolling maximum stock option plan (see "Approval of Adoption of New Stock Option Plan").

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 93,061,521 common shares issued and outstanding. Only those shareholders of record on March 21, 2006 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
FNX Mining Company Inc. (1)	13,300,000	14.29%

(1) FNX Mining Company Inc. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is ordinarily resident in the United States of America, has been furnished by each of them:

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)	Stock Options held
ALAN C. MOON(4)(5)(7) Calgary, AB	2005	Chair and Director of the Company; President of Crescent Enterprises Inc. (a private corporate consulting company), independent businessman and corporate director.	148,700	165,000
DANIEL G. INNES Vancouver, BC	2003	Director of the Company; Director & VP Exploration of Southwestern Resources Corp.; Director of FNX Mining Company (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	147,400	1,065,000
BRIAN R. BOOTH(6) Sudbury, ON	2005	President, CEO and Director of the Company; President, Booth and Associates Inc. (private consulting company).	18,500	600,000
MICHAEL D. WINN (4)(5)(7) Laguna Beach, CA	2002	President, Terrasearch Inc. (financial consulting company).	150,000	265,000
MURRAY A. GORDON(4)(5)(7) North Vancouver, BC	2004	Director of the Company and Superior Diamonds Inc. (public mineral exploration company); retired during the period December 2000 to March 2004.	Nil	165,000
K. SETHU RAMAN(6) Toronto, ON	2004	Director of the Company; Director of Altai Resources Inc.; President & CEO of Holmer Gold Mines from 1986 until its acquisition in December 2004 by Lake Shore.	1,208,593	581,666

Name	Director Since[1]	Present Principal Occupation, Business or Employment [2]	Shares Owned [3]	Stock Options Held
EDWARD J. SVOBODA Toronto, ON	2004	Director of the Company, Vice President, Benamas Services Group (provider of income tax and accounting services). Director, Chief Financial Officer and Corporate Secretary of Holmer Gold Mines until its acquisition in December 2004 by Lake Shore.	724,667	381,667
A. TERRANCE MacGIBBON[6] Toronto, ON	2005	Director of the Company; President & CEO of FNX Mining Company (public mining company).	nil	115,000

(1) Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 8, 2006.

(2) Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

(3) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 21, 2006.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Environment and Safety Committee.

(7) Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to the Company's Chief Executive Officer and Chief Financial Officer as well as each of the Company's three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year and whose total annual compensation exceeds $150,000 (collectively the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation [1][2]			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Brian R. Booth[3] President & CEO	2005 2004 2003	nil n/a n/a	nil n/a n/a	138,838[4] n/a n/a	700,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
Daniel G. Innes[5] Former President & CEO	2005 2004 2003	nil nil nil	nil 30,000 nil	82,000[6] 60,000[6] 78,750[6]	40,000 125,000 nil	nil nil nil	nil nil nil	nil nil nil
Parkash K. Athwal CFO	2005 2004 2003	nil nil nil	nil nil nil	27,225[7] nil nil	340,000 nil 50,000	nil nil nil	nil nil nil	nil nil nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Director, President & CEO of the Company since February 16, 2005.
(4) Paid to B.R. Booth and Associates Inc., a private consulting company controlled by Mr. Booth.
(5) Member of the Board of Directors and President & CEO of the Company from January 14, 2003 to February 16, 2005.
(6) Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.
(7) Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. All options are subject to a vesting schedule.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)[2]	Expiration Date
Brian R. Booth	500,000	11.94%	$0.80	$0.80	January 27, 2010
	100,000	2.38%	$0.77	$0.74	April 13, 2010
	100,000	2.38%	$2.09	$2.16	December 21, 2010
Daniel G. Innes	300,000	7.16%	$0.77	$0.74	April 13, 2010
	40,000	0.95%	$2.09	$2.16	December 21, 2010
Parkash K. Athwal	300,000	7.16%	$0.77	$0.74	April 13, 2010
	40,000	0.95%	$2.09	$2.16	December 21, 2010

(1) No SARs were granted.
(2) Closing price of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR [1] EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized [2] ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2005[3] ($) Exercisable/Unexercisable
Brian R. Booth	100,000	$118,000	425,000/175,000	645,250/227,750
Daniel G. Innes	nil	nil	932,000/20,000	2,033,100/7,600
Parkash K. Athwal	nil	nil	520,000/20,000	923,100/7,600

(1) As no SARs were granted, no SARs were exercised.
(2) Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening market price on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.
(3) Value is the product of the number of shares multiplied by the difference between the closing market price of $2.47 on December 31, 2005 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SARs.

Pension, Defined Benefit or Actuarial Plans

The Company does not have any pension, defined benefit or actuarial plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into consulting contracts with a company controlled by each of the Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table".

The Company has also entered into a contract with each the Named Executive Officers whereby, in the event that the officer or director ceases to be an officer or director of the Company within a year of the date on which control of the Company changes, the Company will pay the following amounts: Brian R. Booth, $420,000, Daniel G. Innes, $300,000 and Parkash K. Athwal, $150,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company: Michael D. Winn, Alan C. Moon and Murray A. Gordon. The Compensation Committee's Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation. The Committee is responsible for making recommendations to the Board with respect to the compensation of the executives officers of the Company as well as with respect to the Company's stock option plan. The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, the Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

<u>Base Compensation</u>

In the Committee's view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Committee has set rates for the CEO's base compensation that are competitive to those paid by mining and mineral exploration companies that also graduated from the TSX Venture Exchange to the Toronto Stock Exchange during 2005, similar to the Company. Because the Company is still at an exploration stage, the CEO's base compensation was placed at the lower level in the competitor group. In recommending the compensation for the remaining executive officers and the Board, the Committee reviews the CEO's base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2005 the Board granted to all optionees options to purchase a total of 4,185,000 shares, which represented 5.09% of the outstanding shares of the Company at year-end.

Performance bonuses

No performance bonuses were awarded in 2005.

Company's Performance

Executive compensation is related to the Company's performance in the form of performance bonuses awarded. It is difficult in the mineral exploration industry, where concepts such as earnings per share or 'profitability' are inapplicable, to quantitatively measure the Company's performance. However, it is possible to apply qualitative metrics to this process, and the Company measures its performance by such items as:

- development of successful exploration prospects;
- the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;
- levels of employee satisfaction and retention;
- confidence of the investment community in the Company;
- investor confidence demonstrated by participation in the Company's private placement financings;
- voting results from shareholder meetings; and
- absence of negative dealings with regulatory agencies.

CEO Compensation

The components of the CEO's compensation are the same as those that apply to all of the Company's executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. In establishing the CEO's compensation, the Board reviews salaries paid to other executive officers in the Company, salaries paid to other CEO's within the industry and the CEO's contribution to the affairs of the Company.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 2000 with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 2000 and compounded annually thereafter. The common shares of the Company were previously listed for trading on the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange on November 15, 2005.



Company
S&P/TSX Composite Index
S&P/TSX Capped Gold Index
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
Dec.31,2000
Dec.31,2001
Dec.31,2002
Dec.31,2003
Dec.31,2004
Dec.31,2005

S&P/TSX:						
-Composite Index	100.00	116.94	147.52	189.39	213.02	259.69
-Capped Gold Index	100.00	132.90	189.44	215.22	195.86	237.79
Company Index	100.00	10.00	79.16	120.83	83.33	205.83

Compensation of Directors

In 2005 the independent directors of the Company were each paid as follows: Alan C. Moon (Chair) $12,000, K. Sethu Raman $6,000, Edward J. Svoboda $6,000, Michael D. Winn $6,000, Murray A. Gordon $6,000 and A. Terrance MacGibbon $2,250. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company. Certain executive officers provide these services pursuant to consulting agreements (also see "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 1992.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-201 Corporate Governance Guidelines Toronto Stockas well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Toronto Stock Exchange.

Form 58-101F1 Corporate Governance Disclosure

1. **Board of Directors –**

   a. The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Alan C. Moon, Michael D. Winn, Murray A. Gordon, K. Sethu Raman, Edward J. Svobova and A. Terrance MacGibbon.

      Alan C. Moon (Chair of the Board of Directors) has been and continues to be the President of Crescent Enterprises Inc., a private corporate consulting company. In addition, Mr. Moon is the Chairman of the Board of Maxim Power Corp. and prior to 2000, was the Vice President Corporate Development and then President, for TransAlta Energy Corporation. Mr. Moon began his career as an engineer in the mining industry for Sherritt Gordon Mines Limited and International Nickel Company. After receiving his MBA, Mr. Moon held various positions at Home Oil Company Limited in the fields of corporate planning, economic analysis, and corporate acquisitions. Mr. Moon then moved into investment management and business development in his position as Vice President of Kanesco Holding Ltd., managing a portfolio of private investments worth approximately $100 million. Mr. Moon holds a Bachelor of Science (Chemical Engineering) from the University of Alberta and a Masters of Business Administration ("MBA") from the University of Western Ontario.

      Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies and a director of Quest Capital Corp., a British Columbia company listed on the Toronto Stock Exchange, which provides merchant banking services. Prior to forming Terrasearch Inc. in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments Ltd.) where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.Sc. in geology from the University of Southern California.

      Murray A. Gordon is a Chartered Accountant with 30 years of experience in the mining industry. He was employed by Placer Dome Inc. for 23 years, and from 1994 to 2000, prior to his retirement, he held the position of VP, Finance and CFO of Southwestern Resources Corp., Aurora Platinum Corp. and Canabrava Diamond Corporation.

      Dr. K. Sethu Raman is a professional geologist with 35 years of international experience in all phases of exploration and development and has held senior executive positions in several public mining companies. He spent 13 years with Campbell Chibougamau Mines and Royex Gold Group of companies (now Barrick Gold) in various management positions including Vice

President (1980-86) where he played a key role in gold discovery and development in six operating gold mines and major acquisitions including Hemlo Gold Mine and Nickel Plate Gold Mine. Since 1986, Dr. Raman was President and CEO of Holmer Gold Mines Limited which over the years discovered and developed the Timmins West Gold deposit. On December 31, 2004 Lake Shore Gold Corp. acquired all of the issued and outstanding shares of Holmer by way of plan of arrangement. Dr. Raman holds a Ph.D degree (1970) in geology from Carleton University, Ottawa and a UNESCO Post-Graduate Diploma (1965) from University of Vienna, Austria.

Edward J. Svoboda graduated with a BComm from Queen's University, Kingston in 1969. He obtained an MBA from the University of Toronto in 1982, while an auditor with Revenue Canada, Taxation. In 1982 he established a consulting company, which provides financial and tax services to small independent companies. He was Director and CFO of Holmer Gold Mines Limited.

A. Terrance MacGibbon is President and CEO of FNX Mining Company Inc., a nickel-copper-platinum-palladium- gold producer, developer and explorer based in the Sudbury Basin mining camp. He is a professional geologist with over 33 years experience in the mining business and has held directorships and senior executive positions in several public exploration and mining companies. FNX Mining is a shareholder of Lake Shore. However, the Board does not consider that this compromises Mr. MacGibbon's exercise of independent judgment as a director. Mr. MacGibbon has declared his conflict as well as his intention to abstain from voting on any transactions (of which there are none contemplated at this time) between the Company and FNX.

b. The following directors are members of management and thus are not independent: Brian R. Booth and Daniel G. Innes.

   Brian R. Booth (President and CEO) has 22 years of experience exploring for nickel-copper, precious and base metal deposits throughout Canada, Europe and southeast Asia. Mr. Booth began his career as a geologist on the Casa Berardi gold discoveries in Québec and other gold exploration projects in Québec and the Maritimes, including underground testing of a gold deposit in Nova Scotia. In 1988, he opened Inco's exploration office in Val d'Or, Québec and is credited with the discovery of the Douay West gold deposit in 1990. In 1994, as Inco's Manager Exploration, Eastern North America he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery and was appointed to Societé D'Exploration Minière Vior Inc. Board of Directors as Inco's representative. In 1996 he relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Prior to reassignment to Sudbury in 1999, Mr. Booth was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

   Daniel G. Innes, past Chair, President and CEO of Lake Shore Gold Corp., has over 35 years experience in the mining industry. Mr. Innes is also a founding principal, director, and VP Exploration of Southwestern Resources Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia. Mr. Innes resigned as President and CEO in February 2005 and therefore he is not considered independent within the definitions of National Instrument 58-101.

c. A majority of directors is independent.

d. Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Avenir Diversified Income Trust Calpine Power Income Fund TransAtlantic Petroleum Corp. Superior Diamonds Inc. Maxy Gold Corp. Enervest Diversified Income Trust Enervest Natural Resource Fund Ltd. Enervest FTS LP 2004 Enervest FTS LP 2005
Daniel G. Innes	Southwestern Resources Corp. FNX Mining Company
Michael D. Winn	Eurasian Minerals Inc. General Minerals Inc. Pan-Global Energy Ltd. Mena Resources Inc. Quest Capital Corp. Sanu Resources Ltd. TransAltlantic Petroleum Corporation Alexco Resources Corp.
Murray A. Gordon	Superior Diamonds Inc.
K. Sethu Raman	Altai Resources Inc.
A. Terrance MacGibbon	FNX Mining Company Southern Star Resources Inc. Major Drilling Group International Inc.

e. The independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since the beginning of 2005 the independent directors met four times when members of management were not in attendance.

f. The chair of the Board, Alan C. Moon, is an independent director, which enhances the Board's ability to function independently of management. It is the Chair's responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g. Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors' attendance during 2005.

Director	Board	Committee			
	10 meetings	Corporate Governance and Nominating 4 meetings	Audit 4 meetings	Compensation 4 meetings	Environment and Safety 1 meeting
Alan C. Moon, Chair *	2	1	1	2	n/a
Daniel G. Innes	9	n/a	n/a	n/a	n/a
Brian R. Booth	8	n/a	n/a	n/a	1
Michael D. Winn	9	4	4	4	n/a
Murray A. Gordon	9	4	4	4	n/a
K. Sethu Raman	10	n/a	n/a	n/a	1
Edward J.Svoboda	10	n/a	n/a	n/a	n/a
A. Terrance MacGibbon*	2	n/a	n/a	n/a	1

* Appointed to the Board in August 2005.

2. **Board Mandate** – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia *Business Corporations Act;* the Company's Articles of Incorporation; the Company's Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board's committees and other applicable laws and policies. The Board approves all significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a. *Stewardship*

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. Strategic Planning

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c. Dealing with Risks

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized. The board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d. Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company. Management is assigned the responsibility of training and advising the new person of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management. The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

e. *Communication Policy*

The Communications and Corporate Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. *Internal Control And Management Information Systems*

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors monitors internal control and management information systems.

g. *Approach to Corporate Governance*

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company's Guide to Corporate Governance. The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h. *Feedback*

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. *Expectations and Responsibilities of Directors*

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees and their chairs.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board's expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance;

Communication; Committee Work; and Business, Community and Industry Knowledge.

3. Position Descriptions

a. The Board has developed written position descriptions for the chair and the chair of each Board committee.
b. The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4. Orientation and Continuing Education

a. The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company's business:

   i. Each new director is provided with a copy of the Board Manual, which contains the Company's policies and provides a comprehensive introduction to the Board and its committees; and
   ii. Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company's business will be necessary and relevant to each new director.

b. The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

   i. The Board Manual is reviewed at least annually and revised materials are given to each director;
   ii. There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and
   iii. If appropriate, annual attendance at the Company's properties, to become acquainted with operational aspects.

5. Ethical Business Conduct

a. The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the "Code"), a copy of which is filed on SEDAR:

   i. A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;
   ii. In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and
   iii. There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b. The Board complies with the conflict of interest provisions of the British Columbia *Business Corporations Act*, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c. *In addition to the Code, the Board has also implemented a Communications and Corporate* Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6. Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i. the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and
ii. the identification and recommendation of new individuals qualified to become new Board members. *New nominees must have a track record in general business management,* special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b. The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.
c. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7. Compensation

a. The process by which the Board determines the compensation for executive officers of the Company is described in the Report on Executive Compensation of the Compensation Committee. The Board determines the compensation for the Company's directors by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.
b. The Board has a Compensation Committee composed entirely of independent directors.
c. The Compensation Committee is responsible for reviewing and recommending to the Board the CEO's compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication. The Committee has the power to engage outside advisors and determine its own procedures.

8. Other Board Committees – In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee. The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development. Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

9. Assessments – The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors. Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter, the performance of the committee as a whole. The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board conducts an annual review of its performance, as well as that of the Chair of the Board.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company's Annual Information Form, item 11, Audit Committee, which is filed on www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF AMENDMENT OF STOCK OPTION PLAN

Shareholder approval for the Company's stock option plan (the "2004 Plan") was obtained at the Company's 2004 Annual and Special Meeting. The 2004 Plan is a "fixed number" stock option plan, under which 10,071,270 shares have been approved by shareholders of the Company and reserved for issuance upon exercise of options granted under the 2004 Plan. Since its adoption, there have been no amendments to the 2004 Plan.

The Toronto Stock Exchange (the "Exchange") amended its Company Manual in 2005, implementing significant changes to the current requirements governing stock option plans. Among other things, the amendments now permit fixed percentage stock option and "evergreen" plans. A fixed percentage plan allows for a "rolling maximum", whereby the number of shares under an arrangement increases automatically with increases in the total number of shares outstanding. In addition, an "evergreen" plan is a rolling maximum plan whereby the shares subject to an option or right that has been exercised are reloaded into the available pool.

The Board of Directors approved a series of amendments to the 2004 Plan by unanimous resolution dated March 21, 2006. The amended 2004 Plan (the amended 2004 Plan is now renamed the "2006 Plan") is subject to shareholder and the Exchange approval. The 2006 Plan, which is designed to attract and retain highly qualified employees, consultants and directors and officers of the Company and its subsidiaries, has been conditionally approved by the Exchange. The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant. As of March 21, 2006, the total number of shares that may be issued under the 2006 Plan and all of the Company's prior stock option plans is 9,360,152 (10% of the 93,601,521 issued and outstanding shares), of which 2,292,152 remain reserved for issuance but not yet granted, such number to be automatically replenished to include shares issued upon exercise of options. Details of the 2004 and 2006 Plans are described below.

<u>2004 Plan</u>

The following disclosure is pursuant to the Exchange's requirement that companies disclose on an annual basis the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. The principal features and terms of the stock option plan approved by shareholders and the TSX Venture Exchange in 2004 (the "2004 Plan") are as follows:

a. The 2004 Plan is a fixed number stock option plan, such that up to 15% of the issued shares of the Company may be reserved for issuance pursuant to stock options.

b. Under the 2004 Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2004 Plan.

c. As of March 21, 2006, the total number of shares that may be issued under the 2004 Plan and all of the Company's prior stock option plans is 10,071,270, of which 620,159 remain reserved for issuance but not yet granted.

d. The 2004 Plan provides that the number of Shares reserved for issuance to any Optionee, within a 12 month period, pursuant to options granted under the 2004 Plan shall not exceed 5% of the issued Shares at the time of granting of the options, unless the Company obtains disinterested Shareholder approval, and that no more than 2% of the issued Shares may be granted to any one Consultant in any 12 month period.

e. The exercise price for an option granted under the 2004 Plan shall not be less than permitted by Exchange Policy. The Company does not have a share purchase plan and nor does it grant stock appreciation rights.

f. Options granted have a vesting period if required by the Board or the Exchange policies. The Board has imposed a schedule, which is not part of the 2004 Plan, on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary.

g. Options may not be granted for a term exceeding 10 years.

h. Options granted under the 2004 Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

i. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2004 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

j. Any amendment to the 2004 Plan or options granted pursuant to the 2004 Plan shall not become effective until such Exchange and shareholder approval as is required by exchange policy and securities laws has been received.

m. On the occurrence of a takeover bid, issuer bid or going private transaction, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

2006 Plan

Under the 2006 Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2006 Plan ("Eligible Participants").

The exercise price for an option granted under the 2006 Plan is the "market price", which is the volume weighted average trading price for the five trading days prior to the date of grant of options. The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

Options granted have a vesting period if required by the Board or the Exchange policies. The Board has imposed a schedule, which is not part of the 2006 Plan, on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary. Options granted under the 2006 Plan have a maximum term of ten years. No option may be assigned other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The 2006 Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate. In the event that an optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 90 days or until the Expiry Date within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant. Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee's employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable during the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.

Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a dividend. In the event of a take-over bid or a change of control, as defined in the 2006 Plan, the Options become vested and exercisable in accordance with the terms of the 2006 Plan.

The 2006 Plan requires shareholder approval every three years. The 2006 Plan requires shareholder approval for any of the following amendments to the 2006 Plan, as detailed in Section 8 of the 2006 Plan:

8.1
a. any amendment to the fixed percentage of shares issuable under the 2006 Plan, including a change from a fixed maximum percentage to a fixed maximum number;
b. any change to the definition of "Eligible Participant" which would have the potential of broadening or increasing insider participation;
c. the addition of any form of financial assistance;
d. any amendment to a financial assistance provision which is more favourable to Optionees;
e. the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and
f. any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

8.2 The 2006 Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

8.3 The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the 2006 Plan that are not of the type contemplated in section 8.1 and 8.2 above including, without limitation:

a. amendments of a "housekeeping" nature;
b. a change to the vesting provisions of an option granted under the 2006 Plan not otherwise permitted by the 2006 Plan, such as reducing the vesting schedule of options granted to a consultant if the consultant becomes an employee;
c. a change to the termination provisions of an option granted under the 2006 Plan which does not entail an extension beyond the original expiry date, such as extending the time period within which and Optionee's legal representatives may exercise the options of a deceased Optionee from one year to eighteen months; and
d. the addition of a cashless exercise feature, payable in cash or securities.

8.4 Notwithstanding the provisions of sections 8.1 to 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the 2006 Plan that are contemplated pursuant to sections 8.1 to 8.3, to the extent such approval is required by any applicable laws or regulations.

8.5 Notwithstanding all of the foregoing, no amendment to the 2006 Plan may alter or impair any of the terms of any options previously granted to an Optionee under the 2006 Plan without the consent of the Optionee.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution authorizing the 2006 Plan:

> ***"RESOLVED that the Company approve amendments to the 2004 Plan to become an evergreen plan (the "2006 Plan"), subject to the approval of the Toronto Stock Exchange (the "Exchange"), allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company's shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the evergreen stock option plan."***

By adopting the 2006 Plan, the Company will be bringing its stock option plan into alignment with the new policies of the Exchange set out in the Exchange Company Manual.

For full particulars, please refer to the text of the 2006 Plan, a copy of the 2006 Plan is available from Suite 1650 – 701 West Georgia Street, Vancouver, BC V7Y 1C6, and will be available at the Meeting.

If the 2006 Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of the Exchange approval will be pursuant to the 2006 Plan.

SHAREHOLDER RIGHTS PLAN

On March 21, 2006, the board of directors of the Company (the "Board") approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is currently effective, but is subject to approval by the shareholders of the Company ("Shareholders") at the Meeting as well as the Toronto Stock Exchange. Shareholders will be asked to consider and, if deemed advisable, to approve the Rights Plan and the issuance of all Rights (defined below) to be issued pursuant to the Rights Plan. The Rights Plan has a term of three years and will expire on March 20, 2009, unless otherwise terminated in accordance with its terms. Approval of the Rights Plan by Shareholders is required by the rules of the Toronto Stock Exchange. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the Rights Plan dated March 21, 2006 between the Company and Computershare Investor Services Inc. may be obtained by contacting the Secretary of the Company.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for the Company's Board and Shareholders to asses an unsolicited take-over bid for the Company, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid if made, to provide Shareholders with an equal opportunity to participate in a take-over bid and to protect the interests of the Shareholders of the Company.

The Rights Plan encourages a potential offeror who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of common shares of the Company ("Common Shares", other than the offeror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

Currently, the Board is not aware of any pending or threatened take-over bid for the Company.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

a. *Time*

The Board is of the view that 35 days constitutes an insufficient amount of time to permit the Board and the Shareholders to asses an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn.

b. *Pressure to Tender*

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which prevents Voting Shares from being taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, reducing concern about undue pressure to tender to the bid.

c. *Unequal Treatment of Shareholders*

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, an offeror could acquire blocks of Common Shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate Common Shares through stock exchange acquisitions, which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all Shareholders.

Confirmation by Shareholders

If the resolution to Shareholders to approve the Rights Plan (the "Rights Plan Resolution") is ratified and confirmed at the Meeting, the Rights Plan will continue in effect until the earlier of the Termination Time, as defined in the Rights Plan, and the date upon which the annual meeting of the holders of Voting Shares terminates in 2009. If the Rights Plan Resolution is not ratified and confirmed at the Meeting, the Rights and the Rights Plan will terminate on the date of the Meeting.

The Board reserves the right to alter any terms of the Rights Plan, or to terminate the Plan altogether, at any time prior to the Meeting in the event that the Board determines that to do so is in the best interest of the Company and its Shareholders.

a. Effective Date

The effective date of the Rights Plan is March 21, 2006 (the "Effective Date")

b. Term

Subject to the approval by Independent Shareholders at the Meeting, as set forth herein, the Rights Plan and the Rights issued thereunder will expire on March 20, 2009, unless otherwise terminated in accordance with their terms.

c. Issue of Rights

One right (a "Right") was issued and attached to each Common Share of the Company outstanding on the Effective Date and has and will attach to each Common Share subsequently issued.

d. Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 business days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares of the Company, other than by an acquisition pursuant to a take-over bid permitted by the Shareholders Rights Plan (a "Permitted Bid"). The exercise price is $20 per Common Share, subject to anti-dilution adjustments. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares of the Company, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $20 worth of Common Shares for $20 per Common Share, subject to anti-dilution adjustments.

e. Certification and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

f. Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

i. The take-over bid must be made by way of a take-over bid circular;
ii. The take-over bid must be made to all shareholders, other than the offeror;
iii. The take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only is at such time more than 50% of the Common Shares held by Shareholders, other than the offeror, its affiliates and persons acting jointly or in concert and certain other person (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;
iv. If more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;
v. The take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and
vi. The take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirements that it be outstanding for a minimum period of 35 days.

g. *Waiver*

The Board may waive the application of the Rights Plan to any Flip-in Event (an "Exempt Acquisition") if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event which may arise under any take-over bid then in effect.

h. *Redemption*

Prior to the occurrence of a Flip-in Event which has not been waived, the Board, with the approval of a majority of the voted cast by Independent Shareholders (or the holders of Rights of the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.

i. Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to approval by a majority of the votes cast by Independent Shareholders voting in person or by proxy at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable laws, rules or regulatory requirements.

j. Board Of Directors

The Rights Plan will not detract or lessen the duty of the Board to act honestly and in good faith with a view to the best interest of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

k. Exemptions for Investment Managers, etc.

Investment fund managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a take-over bid.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution authorizing the Rights Plan:

"RESOLVED THAT:

1. ***the Shareholder Rights Plan (the "Rights Plan") of the Company be continued, and the shareholder rights plan agreement dated as of March 21, 2006 between the Company and Computershare Investor Services Inc., as rights agent be and is hereby ratified and confirmed; and***

2. ***any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions."***

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, BC
March 21, 2006

Thomas W. Beattie
Vice President, Corporate Development

LAKE SHORE GOLD CORP.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on May 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Pacific Time, on May 4, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

10MA06105.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder of Lake Shore Gold Corp. (the "Corporation") hereby appoint: Daniel G. Innes, or failing him, Thomas Beattie, or failing him, Susy H. Horna,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Lake Shore Gold Corp. to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on May 8, 2006 at 10:30 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Alan C. Moon	☐	☐
02. Daniel G. Innes	☐	☐
03. Brian R. Booth	☐	☐
04. Michael D. Winn	☐	☐
05. Murray A. Gordon	☐	☐
06. K. Sethu Raman	☐	☐
07. Edward J. Svoboda	☐	☐
08. A. Terrance MacGibbon	☐	☐

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2. Appointment of Auditors

Appointment of Deloitte & Touche LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Stock Option Plan

RESOLVED that the Company approve amendments to the 2004 Plan to become an evergreen plan (the "2006 Plan"), subject to the approval of the Toronto Stock Exchange (the "Exchange"), allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company's shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the evergreen stock option plan.

For ☐ Against ☐

4. Rights Plan

RESOLVED THAT: 1. the Shareholder Rights Plan (the "Rights Plan") of the Company be continued, and the shareholder rights plan agreement dated as of March 21, 2006 between the Company and Computershare Investor Services Inc., as rights agent be and is hereby ratified and confirmed; and 2. any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 2 9 2 5 A R 2 H S G Q

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

SEVEN DRILLS OPERATING IN MARCH
LAKE SHORE GOLD CORP. EXPLORATION UPDATE

March 3, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced today that seven diamond drills will be in operation on its Timmins area properties by mid March 2006. Additional drills may be added by the second quarter of 2006 as projects advance, and new acquisitions come on stream. "We are undertaking a very aggressive 30,000 metre drill program designed to add to the Company's asset base and to better define new gold mineralization within the Timmins area properties." said Brian Booth, President of Lake Shore.

Timmins West Property

Four drills are currently active on the Timmins West Property: three are focused on sectional drilling (two rigs on section 4400E and one on section 4350E), and a fourth exploration rig is being used to test the sedimentary rock/volcanic rock contact west of the main surface showing, as well as testing the area above the main mineralized zones for the presence of vertical stacked zones.

Vogel and Schumacher Properties

A drill has been mobilized to the Vogel and Schumacher Properties and is scheduled to begin a 6,000 metre drill program to test for the presence of mineralized shoots at depth (combination of sub-vertical and horizontal veins) which may occur along a shallow easterly plunge. The holes will also test the potential of the northwest projection of the Hallnor Fault, which may trend through the Schumacher Property. This structure represents a significant untested opportunity, as it may have influenced the location of the Bell Creek Mine and Marlhill Mine mineralization. A second drill will be mobilized in early April to follow-up on previously reported horizontal vein intercepts at Vogel (December 5, 2005 News Release) and their projections onto the Schumacher Property to the west.

DeSantis Property

One drill at the DeSantis Property is presently drilling the Hydrothermal Zone down plunge to the west of the known mineralized intersections. Subsequent holes will test the Albitite and Arsenopyrite Zones further down plunge to the west.

Blakelock Property

Mobilization of a drill has begun, in preparation for a 2,000 metre drill program on the Company's Blakelock Property located approximately 140 kilometres northeast of the city of Timmins and 58 kilometres west of the Casa Berardi Gold Mine, along the western extension of the Casa Berardi Fault. This will be a helicopter supported program that will follow-up on historic core intersections reported by Esso Minerals Canada Limited of 34.50 grams per tonne gold and 260.97 grams per tonne silver over

...more

2.95 metres and 9.39 grams per tonne gold and 26.69 grams per tonne silver over 2.90 metres. These results predate National Instrument 43-101 and should not be relied upon.

Other Properties

A second quarter field exploration and drill program will be carried out on the Noranda North volcanogenic massive sulphide (VMS) and gold property in western Québec. A late second quarter drill program is planned for the Thunder Creek Property, located contiguous to and immediately south of the Timmins West Property. A second phase drill program, to be initiated in the third quarter, will further test the Price Property southeast of the Timmins West Property.

Dr. Michael Byron, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Timmins West Property, which property is material to the Company.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website (www.lsgold.com) for further information on the Company's properties.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

NEWS *RELEASE*

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

ANNUAL AND SPECIAL MEETING

March 9, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced that all shareholders of record as at March 21, 2006 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held on Monday May 8, 2006 at the Four Seasons Hotel, Vancouver, BC.

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For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE RECEIVED CDN$2.24 MILLION FROM EXERCISE OF WARRANTS

March 20, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced that it received Cdn$2.24 million from the exercise of its Series E Share Purchase Warrants that expired on March 16, 2006. Each Series E Share Purchase Warrant allowed the holder to purchase one Lake Shore common share at exercise price of Cdn$1.75 per common share. Lake Shore will use the proceeds from the exercise of those warrants for ongoing exploration and development programs and general working capital.

Lake Shore is a mineral exploration company with a strong treasury exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website at www.lsgold.com for further information on the Company's properties.

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For more information, please contact:

Daniel G. Innes, Director
Thomas W. Beattie, VP Corp. Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. BOARD OF DIRECTORS APPROVES SHAREHOLDER RIGHTS PLAN

March 24, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced today that its board of directors has approved the adoption of a Shareholder Rights Plan (the "Rights Plan") for which shareholder approval will be sought at the Lake Shore annual and special meeting of shareholders to be held in May 2006.

The purpose of the Rights Plan is to provide shareholders and the Company's board of directors with adequate time to consider and evaluate any unsolicited bid made for Lake Shore, to provide the board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for Lake Shore and to ensure that any proposed transaction is in the best interests of Lake Shore's shareholders.

By virtue of the implementation of the Rights Plan, anyone seeking to obtain control of the Company will be encouraged to negotiate with the board of directors prior to attempting a take-over, or to proceed by way of a Permitted Bid (as defined in the Rights Plan). Current Canadian legislation permits a hostile bid to be made in as little as 35 days, providing insufficient time for value-creating strategies to be implemented or competing bids to be made, whereas the Rights Plan as proposed would extend this time available to up to 60 days. Lake Shore is not aware of any pending or threatened take-over bid for the Company.

Effective March 21, 2006, one Right will be issued and attached to each outstanding Lake Shore common share. A separate rights certificate will not be issued, however, until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if an Acquiring Person, as defined in the Rights Plan, acquires 20% or more of the common shares of the Company, or an Acquiring Person announces an intention to make a take-over bid that would result in that Acquiring Person owning 20% or more of the outstanding common shares of the Company. Following such an acquisition, and unless the Acquiring Person makes a Permitted Bid, each Right held by a person other than the Acquiring Person would, upon exercise, entitle the holder to purchase that number of Lake Shore common shares which have a current market value equal to twice the exercise price payable for such common shares.

A Permitted Bid is defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

...more

Lake Shore is a mineral exploration company with a strong treasury exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website at www.lsgold.com for further information on the Company's properties.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

Daniel G. Innes, Director
Thomas W. Beattie, VP Corp. Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com